FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 24, 2016, announcing Gilat’s Market-Leading SkyEdge II-c Platform is DVB-S2X Ready

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 24, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat’s Market-Leading SkyEdge II-c Platform is
DVB-S2X Ready

The Company’s HTS-optimized X-Architecture will deliver
500Msps (3.5 Gbps) wideband carriers, further enhancing
its industry-leading, multi-core ARM VSATs
to deliver up to 400Mbps

Petah Tikva, Israel, May 24, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced that its market-leading SkyEdge II-c platform will support the new DVB-S2X standard. Gilat’s DVB-S2X-compatible X-Architecture hub and VSATs are optimized for HTS wideband networks and designed to support all applications.

Gilat’s one-platform/multi-application X-Architecture for SkyEdge II-c, already deployed in several networks, will support the DVB-S2X transmission standard for true wideband, high-throughput operation. Gilat’s X-Chassis is hardware-ready for the new DVB-S2X standard and will support simultaneous operations of both DVB-S2X and DVB-S2 carriers. The S2X portfolio is DVB-S2 backward-compatible and expected to be available starting the first quarter of 2017.

“The global community of solution providers and HTS operators has embraced our S2X-compatible SkyEdge II-c platform, due to the unprecedented capacity and efficiency of our X-Architecture,” said Hagay Katz, Head of the VSAT Line of Business at Gilat. “With our new S2X wideband modulator cards and VSATs, we will maximize the throughput of HTS satellites. Our high-performance VSATs, which are already equipped with multi-core ARM processors, will leverage the powerful CPU to utilize the wideband S2X carriers and deliver up to 400Mbps throughput to a single site.

“This will also double the hub capacity that can be achieved with the same rack space,” Mr. Katz continued. “HTS operators will be able to dramatically improve their ROI across all market segments, including Broadband Access, Cellular Backhaul, Enterprise and Mobility, by providing much-needed faster speeds and enhanced user experience.”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net